FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  November 2009

UNILEVER N.V.
(Translation of registrant's name into English)

WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER N.V.

/S/ S.G WILLIAMS By S G WILLIAMS SECRETARY

Date: 5 November 2009

                                               EXHIBIT INDEX
                                               -------------

EXHIBIT NUMBER              EXHIBIT DESCRIPTION

99                                          Notice to Euronext, Amsterdam dated 5 November 2009
                                             3rd Quarter Results

Exhibit 99

2009 THIRD QUARTER AND NINE MONTHS RESULTS

CONTINUED GOOD PROGRESS IN VOLUME, MARGIN AND CASH FLOW

Third Quarter highlights

•	Underlying sales growth 3.4%, with volume growth 3.6%. All regions and categories showing positive volumes.

•	Gross margin up 290 bps from efficiencies and lower costs.

•	Advertising and promotion spend increased by 130 bps, mainly additional advertising to support innovations and build brands. Overheads up by 90 bps, mainly due to phasing, with full year expected to be down.

•	Operating margin before RDIs up by 70 bps.

•	Continued progress on strategic initiatives:

o Opening of new Research and Development centre in Shanghai.

o Announcement of agreement to acquire the personal care business of Sara Lee.

o Disposal of plantations in the Congo and announced sale of stake in JohnsonDiversey.

Nine Months Highlights

•	Underlying sales growth 4.1%, with volumes up 1.4%. Turnover lower by 0.7% after effects of currency movements (-1.7%) and disposals/acquisitions (-3.0%).

•	Operating margin before RDIs down by 10 bps (including 30 bps of margin dilution from disposals).

•	Operating profit in the first nine months of 2008 included profits on disposals of €1,579 million pre-tax.

•	Net cash flow from operating activities €1.6 billion ahead of last year driven by improved working capital.

Paul Polman, Chief Executive Officer:  "We have seen further good progress across all regions and the majority of countries and categories.  Our market shares are responding to stronger innovations, greater consumer value, increased marketing support and better execution.  Market conditions remain challenging and in this environment we will continue to increase investment behind our brands and build long-term capabilities in research and development.  We are on track towards our objective of restoring volume growth while protecting margins and cash flow for the year as a whole."

Third Quarter 2009		Key Financials (Unaudited, at current rates. Includes non-GAAP measures marked *, see Page 2 for further explanation)	Nine Months 2009
10,201	- 2% + 3%	Turnover (€ million) Underlying sales growth*	30,164	- 1% + 4%

1,494	- 41%	Operating profit (€ million)	4,048	- 29%
1,715	+ 2%	Operating profit before RDIs* (€ million)	4,630	- 1%

1,117	- 35%	Net profit (€ million)	2,753	- 33%
1,270	+ 4%	Net profit before RDIs* (€ million)	3,184	- 7%

0.38	- 36%	Earnings per share (€)	0.91	- 34%
0.43	+ 5%	Earnings per share before RDIs* (€)	1.06	- 6%

5 November 2009

INTERIM MANAGEMENT REPORT FOR NINE MONTHS TO SEPTEMBER 2009

In the following commentary we report underlying sales growth (abbreviated to 'USG' or 'growth') at constant exchange rates, excluding the effects of acquisitions and disposals. Turnover includes the impact of exchange rates, acquisitions and disposals. Unilever uses 'constant rate' and 'underlying' measures primarily for internal performance analysis and targeting purposes. We also comment on trends in operating margins before RDIs (restructuring, disposals, and other one-off items).  We may also discuss net debt, for which we provide an analysis in the notes to the financial statements.  Unilever believes that such measures provide additional information for shareholders on underlying business performance trends. Such measures are not defined under IFRS and are not intended to be a substitute for GAAP measures of turnover, operating margin, profit, EPS and cash flow. Please refer also to notes 2 to 5 to the financial statements. Further information about certain of these measures is available on our website at www.unilever.com/investorrelations

OPERATIONAL REVIEW

	Third Quarter 2009				Nine Months 2009
	Turnover	USG	Volume	Price	Turnover	USG	Volume	Price
	€ m	%	%	%	€ m	%	%	%
Asia Africa CEE	3,807	5.7	4.4	1.3	11,238	7.7	2.4	5.2
Americas	3,218	3.9	3.8	0.2	9,709	5.2	1.5	3.6
Western Europe	3,176	0.2	2.6	(2.3)	9,217	(1.2)	0.1	(1.2)
Unilever Total	10,201	3.4	3.6	(0.2)	30,164	4.1	1.4	2.7
Savoury, dressings & spreads	3,239	(0.1)			9,783	0.9
Ice cream & beverages	2,182	4.0			6,314	4.3
Personal care	3,029	5.2			8,832	4.8
Home care & other	1,751	6.5			5,235	8.7
Unilever Total	10,201	3.4			30,164	4.1

REGIONS

All regions showed an improving trend in both volumes and operating margins in the third quarter. There has been a consistent focus on accelerating innovations and great execution, especially in the areas of customer service and on-shelf availability. Savings programmes are delivering strongly and we are seeing the benefits of operating efficiencies and mix improvement on profitability. Pricing has been trending downwards as we come off last year's record price increases and reflect easing commodity costs and selective actions to improve competitiveness.

Asia Africa CEE - Nine months USG +7.7%, Volume +2.4%

Volume growth has improved progressively through the three quarters and was particularly strong in Asia. Economic conditions are slowly improving in several key countries but overall growth in consumer demand continues to be slower than in the past.

We have established a regional supply chain centre in Singapore, and are progressively rolling out common systems across the region. We have continued to invest in China and Russia as priority markets, with the opening of a new global R&D centre in Shanghai and the completion of the acquisition of Baltimor, the market leader in ketchup in Russia.

The operating margin before RDIs was up by 160 bps in the first nine months.

The Americas - Nine months USG +5.2%, Volume +1.5%

The positive and broad-based momentum continues.  Sales in Latin America have grown at 9% in the first nine months with an improving volume trend.   North America grew by 2% in the first nine months, with US volume now contributing positively. The third quarter benefited from the integration of Canada into the North American SAP platform which pulled sales forward from the fourth quarter.

Our new Customer Insight and Innovation Centre in New Jersey is driving growth and stronger business partnerships.  The most recent recognition of this has been the award of 'Marketing Partner of the Year' by one of our major US customers.

The operating margin before RDIs was up by 70 bps in the first nine months.

Western Europe - Nine months USG -1.2%, Volume +0.1%

Most countries in Northern Europe showed better volume growth in the third quarter but conditions in Southern Europe remain challenging.  Third quarter volume growth of 2.6% was partly flattered by one extra trading day (there will be two less trading days in the fourth quarter).

We continued to make good progress on rationalising our supply chain network, investing in more efficient production lines, leveraging our single IT system to drive regional synergies and streamlining overheads.  We have announced the agreement to acquire the Personal Care business of Sara Lee which will strengthen our skin cleansing and deodorants categories.

The operating margin before RDIs was lower by 260 bps in the first nine months, but with an improving trend in the third quarter.

CATEGORIES

Across all categories, our global brands focused on developing bigger, better innovations, rolling them out faster to more countries than ever before.  We stepped up our marketing investments behind these innovations, with more rigorous pre-testing with consumers and increased media weight.  At the same time, we launched new initiatives to develop our markets, build consumption of our categories and convert users from alternative products.

Savoury, dressings and spreads - Nine Months USG +0.9%

We have continued to roll out Knorr bouillon gel 'stockpots', now in eleven countries, and have launched new savoury products into developing and emerging markets, such as new Knorr seasoning powders in South East Asia and Knorr rice seasonings in Latin America. Bertolli extended its pasta sauce range in Western Europe with three new variants while adding three new oven bake frozen meals in the US, offering consumers 'restaurant quality at home'.  In spreads, our market shares in key markets such as Germany and the US responded well to new initiatives including the further roll-out of the 'goodness of margarine' campaign and the launch of Dorina 'whipped spreads'. Hellmann's is benefiting from the launch of 'double whisked' light mayonnaise and further roll out of the Hellmann's 'real', 'free range eggs' and '40 calories' advertising campaigns.

Ice cream and beverages - Nine Months USG +4.3%

Our tea business continued to grow strongly, driven by Lipton as we rolled out Lipton slimming teas into China and Russia, launched Lipton pyramid tea bags into Hungary, the Czech Republic and Slovakia, and made good progress with the new range of Lipton teas in the UK. In Latin America, AdeS grew at double digit rates, with the launch of AdeS Light in Argentina and a new AdeS dairy range with improved fortification in Brazil and Mexico.  In ice cream, Magnum performed particularly well, with the addition of a new Temptation variant in Europe, the extension of the Temptation range into multi-packs in retail, and the re-launch of the Magnum brand in Brazil. Cornetto innovations included 'All Black' in Europe and the extension of the 'Choco Disc' to South East Asia.  In the US, the launch of a range of super premium Starbucks ice creams is well on track.

Personal care - Nine Months USG +4.8%

Our personal care category delivered good growth despite weak markets, particularly in the US and Europe. Dove sales picked up with the launch of new shower gels with NutriumMoisture technology in the US, and the introduction of a new 'Dove for Men +Care' range in Italy, France, Spain and the Benelux.  In the US, we also launched Vaseline Sheer Infusion skin creams.  Our Lifebuoy hygiene brand grew strongly, with the re-launch of liquids in Indonesia and the brand roll-out into Sri Lanka and Pakistan.  In hair care, we introduced a new Sunsilk range, co-created with leading stylists, in several key markets. Sales in China and Japan benefited from the launch of Lux Shine shampoos.  The TIGI professional hair care business re-launched the Catwalk brand with a new Your Highness Volume collection.  Signal White Now toothpaste is now in more than twenty countries and we have extended the range with the introduction of a new mouthwash line.

Home care and other - Nine Months USG +8.7%

Our 'Dirt is Good' brand achieved double-digit growth, driven by new initiatives such as the re-launch of Omo Auto in Greater China, the introduction of a new Dirt is Good range with Oxymax stain removal in South East Asia and new Omo Tanquinho products for semi-automatic machines in Brazil. In Latin America, we also launched premium Skip Black and Skip White variants and further rolled out Small & Mighty concentrated liquids. In Europe, we achieved good volume growth with the launch of the new Naturals range for Persil and Comfort in the UK and the introduction of new Robijn Sensation fabric softeners in the Netherlands. We have also launched a new range of Surf Twilight Sensations laundry detergents in the UK and Australia.  In household cleaning, Domestos '24 hour protection' performed strongly in Turkey, South Africa and CEE, and we introduced the Cif brand in India for the first time.

ADDITIONAL COMMENTARY ON THE FINANCIAL STATEMENTS - NINE MONTHS

Finance costs and tax

The cost of financing net borrowings was €325 million, €24 million higher than last year.  The interest rate on borrowings was 4.9%, compared with 4.6% last year.

There was a net charge of €131 million for pensions financing compared with a credit of €100 million in the previous year.

The underlying tax rate, before RDIs, was 26% in the first nine months, in line with last year, and 23% in third quarter, benefiting from the favourable resolution of some one-off items. The underlying tax rate is now expected to be around 26% for the year as a whole.  The effective tax rate for the nine months was 26% compared with 28% for 2008.

Joint ventures, associates and other income from non-current investments

Net profit from joint ventures and associates, together with other income from non-current investments contributed €119 million. This compares with €129 million last year, which included a one-time gain on the extension of the Pepsi/Lipton joint venture for ready-to-drink tea in the first quarter.

Earnings per share

Earnings per share before RDIs at €1.06 for the first nine months were 6% lower, principally due to the net charge for pensions financing, compared with a credit last year.  In the third quarter earnings per share before RDI's grew by 5%.

Reported earnings per share of €0.91 in the first nine months were 34% lower than last year which was boosted by one-off profits on disposals of businesses.

Cash Flow

Cash flow from operating activities was €1.6 billion higher than last year. Working capital improvement has been a priority for the business and very good progress has been made. This has more than offset an increase in contributions to the group's main pensions schemes. Capital expenditure has been raised slightly in support of future growth.  TIGI is the main acquisition completed this year.

Balance sheet

Net pensions liabilities have reduced by €0.1 billion since the start of the year to €3.3 billion.  Asset values have risen by €1.7 billion on the back of rising capital markets, currency movements and increased contributions. Liabilities have increased by €1.6 billion due to reductions in discount rates, higher inflation rates and currency factors. During the third quarter the net pensions liability improved by €0.4 billion.  In the fourth quarter it is our intention to accelerate contributions to some of our pension funds. We expect this to take the overall cash contributions to pension funds in the year to €1.3 billion.

Unilever has strengthened its funding with several bond issues in 2009 with a consequent reduction in short term debt and an increase in cash and cash equivalents. The increase in goodwill and intangibles mainly reflects currency movements and the acquisition of TIGI.

DIVIDEND

The interim dividend to be paid in December 2009 has been set at €0.2695 per share. Further details, including amounts payable in sterling and US dollars are given in note 10 on page 14, together with information about the move to quarterly dividends in 2010.

COMPETITION LAW INVESTIGATIONS

As previously reported, in June 2008 the European Commission initiated an investigation into potential competition law infringements in the European Union in relation to consumer detergents. Unilever has received a number of requests for information from the European Commission regarding the investigation and has been subject to unannounced investigations at some of its premises. No statement of objections against Unilever has been issued to date.  It is too early to be able reasonably to assess the outcome or to estimate the fines which the Commission may seek to impose on Unilever as a result of this investigation, if determined against Unilever. Therefore no provision has been made. However, substantial fines can be levied as a result of European Commission investigations. Fines imposed in other sectors for violations of competition rules have amounted to hundreds of millions of euros.

Unilever is, as previously reported, involved in a number of other on-going investigations by national competition authorities within the EU in relation to potential national competition law infringements, primarily in relation to the home care and personal care sectors. It is too early to be able reasonably to assess the outcome or to estimate the fines which the authorities may seek to impose on Unilever as a result of these national investigations, if determined against Unilever. Therefore no provision has been made.

CAUTIONARY STATEMENT

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'expects', 'anticipates', 'intends', 'believes', or the negative of these terms and other similar expressions of future performance or results, including any financial objectives, and their negatives are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including, among others, competitive pricing and activities, consumption levels, costs, the ability to maintain and manage key customer relationships and supply chain sources, currency values, interest rates, the ability to integrate acquisitions and complete planned divestitures, the ability to complete planned restructuring activities, physical risks, environmental risks, the ability to manage regulatory, tax and legal matters and resolve pending matters within current estimates, legislative, fiscal and regulatory developments, political, economic and social conditions in the geographic markets where the Group operates and new or changed priorities of the Boards. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report and Accounts on Form 20-F. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

ENQUIRIES

Media: Media Relations Team UK +44 20 7822 6805 tim.johns@unilever.com or +44 20 7822 6010 trevor.gorin@unilever.com NL +31 10 217 4844 flip.dotsch@unilever.com	Investors: Investor Relations Team +44 20 7822 6830 investor.relations@unilever.com

There will be a web cast of the results presentation available at:

www.unilever.com/ourcompany/investorcentre/results/quarterlyresults/default.asp

CONDENSED INTERIM FINANCIAL STATEMENTS

INCOME STATEMENT

(unaudited)

Third Quarter				€ million	Nine Months
2009	2008	Increase/ (Decrease)			2009	2008	Increase/ (Decrease)
		Current rates	Constant rates				Current rates	Constant rates

				Continuing operations:

10,201	10,427	(2)%	1%	Turnover	30,164	30,372	(1)%	1%

1,494	2,525	(41)%	(40)%	Operating profit	4,048	5,709	(29)%	(29)%

(221)	844			Restructuring, business disposals and other items (RDIs) (see note 3)	(582)	1,025
1,715	1,681	2%	5%	Operating profit before RDIs	4,630	4,684	(1)%	(1)%

(122)	(60)			Net finance costs	(456)	(201)
16	27			Finance income	60	78
(97)	(120)			Finance costs	(385)	(379)
(41)	33			Pensions and similar obligations	(131)	100

36	32			Share in net profit/(loss) of joint ventures	99	106
(5)	-			Share in net profit/(loss) of associates	(8)	8
16	5			Other income from non-current investments	28	15

1,419	2,502	(43)%	(42)%	Profit before taxation	3,711	5,637	(34)%	(34)%

(302)	(791)			Taxation	(958)	(1,541)

1,117	1,711	(35)%	(33)%	Net profit from continuing operations	2,753	4,096	(33)%	(32)%

-	-			Net profit/(loss) from discontinued operations	-	-

1,117	1,711	(35)%	(33)%	Net profit for the period	2,753	4,096	(33)%	(32)%

				Attributable to:
67	68			Minority interests	214	205
1,050	1,643	(36)%	(35)%	Shareholders' equity	2,539	3,891	(35)%	(34)%

				Combined earnings per share
0.38	0.59	(36)%	(34)%	Total operations (Euros)	0.91	1.38	(34)%	(33)%
0.36	0.57	(36)%	(34)%	Total operations - diluted (Euros)	0.88	1.34	(34)%	(33)%

STATEMENT OF COMPREHENSIVE INCOME

(unaudited)

€ million	Nine Months
	2009	2008

Net profit for the period	2,753	4,096

Other comprehensive income
Fair value gains/(losses) on financial instruments net of tax	91	(137)
Actuarial gains/(losses) on pension schemes net of tax	(216)	(208)
Currency retranslation gains/(losses) net of tax	328	(640)

Total comprehensive income for the period	2,956	3,111

Attributable to:
Minority interests	207	170
Shareholders' equity	2,749	2,941

STATEMENT OF CHANGES IN EQUITY

(unaudited)

€ million	Nine Months
	2009	2008

Equity at 1 January	10,372	12,819
Total comprehensive income for the period	2,956	3,111
Dividends	(1,360)	(1,341)
Movement in treasury stock	39	(1,472)
Share-based payment credit	128	85
Dividends paid to minority shareholders	(154)	(161)
Currency retranslation gains/(losses) net of tax	(6)	(13)
Other movements in equity	(24)	(9)
Equity at the end of the period	11,951	13,019

CASH FLOW STATEMENT

(unaudited)

€ million	Nine Months
	2009	2008

Operating activities
Cash flow from operating activities	4,768	3,206
Income tax paid	(674)	(745)
Net cash flow from operating activities	4,094	2,461

Investing activities
Interest received	60	86
Net capital expenditure	(802)	(721)
Acquisitions and disposals	(400)	1,493
Other investing activities	(48)	54
Net cash flow from/(used in) investing activities	(1,190)	912

Financing activities
Dividends paid on ordinary share capital	(1,413)	(1,369)
Interest and preference dividends paid	(350)	(298)
Change in financial liabilities	(644)	414
Share buy-back programme	-	(1,500)
Other movements on treasury stock	32	40
Other financing activities	(137)	(159)
Net cash flow from/(used in) financing activities	(2,512)	(2,872)

Net increase/(decrease) in cash and cash equivalents	392	501

Cash and cash equivalents at the beginning of the year	2,360	901

Effect of exchange rate changes	(201)	(428)

Cash and cash equivalents at the end of period	2,551	974

BALANCE SHEET

(unaudited)

€ million	As at 30 September 2009	As at 31 December 2008	As at 30 September 2008

Non-current assets
Goodwill	12,244	11,665	12,098
Intangible assets	4,506	4,426	4,519
Property, plant and equipment	6,270	5,957	6,205
Pension asset for funded schemes in surplus	565	425	1,801
Deferred tax assets	1,062	1,068	958
Other non-current assets	1,525	1,426	1,486
Total non-current assets	26,172	24,967	27,067

Current assets
Inventories	3,741	3,889	4,390
Trade and other current receivables	4,384	3,823	5,215
Current tax assets	192	234	165
Cash and cash equivalents	2,698	2,561	1,295
Other financial assets	633	632	350
Non-current assets held for sale	42	36	198
Total current assets	11,690	11,175	11,613

Current liabilities
Financial liabilities	(1,458)	(4,842)	(4,476)
Trade payables and other current liabilities	(8,645)	(7,824)	(8,295)
Current tax liabilities	(483)	(377)	(991)
Provisions	(644)	(757)	(736)
Liabilities associated with non-current assets held for sale	(80)	-	(42)
Total current liabilities	(11,310)	(13,800)	(14,540)
Net current assets/(liabilities)	380	(2,625)	(2,927)
Total assets less current liabilities	26,552	22,342	24,140

Non-current liabilities
Financial liabilities due after one year	8,794	6,363	5,864
Non-current tax liabilities	227	189	214
Pensions and post-retirement healthcare benefits liabilities:
Funded schemes in deficit	1,880	1,820	805
Unfunded schemes	1,983	1,987	2,118
Provisions	694	646	739
Deferred tax liabilities	806	790	1,186
Other non-current liabilities	217	175	195
Total non-current liabilities	14,601	11,970	11,121

Equity
Shareholders' equity	11,481	9,948	12,578
Minority interests	470	424	441
Total equity	11,951	10,372	13,019
Total capital employed	26,552	22,342	24,140

NOTES TO THE INTERIM FINANCIAL STATEMENTS

(unaudited)

1 ACCOUNTING INFORMATION AND POLICIES

The condensed interim financial statements are based on International Financial Reporting Standards (IFRS) as adopted by the EU and IFRS as issued by the International Accounting Standards Board.  The basis of preparation is consistent with the year ended 31 December 2008, except as set out below.

With effect from 1 January 2009 we have implemented IAS 1 (Revised) 'Presentation of Financial Statements' and IFRS 8 'Operating Segments'.  Our reportable segments under IFRS 8 are our three geographic regions, and the Group's chief operating decision maker is the Unilever Executive (UEx).  In note 4 we provide analysis of the key measure of profit, being operating profit, which is used by UEx to assess the performance of the operating segments.   There are no material sales between our operating regions.  Figures for the prior year have been restated to reflect the fact that our operations in Central and Eastern Europe are now managed together with those in Asia and Africa.  There has been no material change in the segmental analysis of assets since the position reported at 31 December 2008. We provide additional analysis by product area on a voluntary basis in note 5.

The condensed financial statements are shown at current exchange rates, while percentage year-on-year changes are shown at both current and constant exchange rates to facilitate comparison.  The income statement on page 6, the statements of comprehensive income and movements in equity on page 7 and the cash flow statement on page 8 are translated at rates current in each period.  The balance sheet on page 9 and the analysis of net debt on page 13 are translated at period-end rates of exchange.

The financial statements attached do not constitute the full financial statements within the meaning of Section 240 of the UK Companies Act 1985 and Section 434 of the UK Companies Act 2006. Full accounts for Unilever for the year ended 31 December 2008 have been delivered to the Registrar of Companies. The auditors' report on these accounts was unqualified and did not contain a statement under Section 237(2) or Section 237(3) of the UK Companies Act 1985.

2 NON-GAAP MEASURES

In our financial reporting we use certain measures that are not recognised under IFRS or other generally accepted accounting principles (GAAP). We do this because we believe that these measures are useful to investors and other users of our financial statements in helping them to understand underlying business performance.  Wherever we use such measures, we make clear that these are not intended as a substitute for recognised GAAP measures.  Wherever appropriate and practical, we provide reconciliations to relevant GAAP measures.  The principal non-GAAP measure which we apply in our quarterly reporting is underlying sales growth, which we reconcile to changes in the GAAP measure turnover in notes 4 and 5.  In note 8 we reconcile net debt to the amounts reported in our balance sheet and cash flow statement. We also comment on underlying trends in operating margin, by which we mean the movements recorded after setting aside the impact of restructuring, disposals and other one-off items, on the grounds that the incidence of these items is uneven between quarterly reporting periods.  In addition, we report annually against two further non-GAAP measures: Ungeared Free Cash Flow and Return on Invested Capital. Further information about these measures and their reconciliation to GAAP measures is given on our website at www.unilever.com/investorrelations

3 SIGNIFICANT ITEMS WITHIN THE INCOME STATEMENT

In our income statement reporting we recognise restructuring costs, profits and losses on business disposals and certain other one-off items, which we collectively term RDIs. We disclose on the face of our income statement the total value of such items that arise within operating profit. In our operating review by geographic segment and in note 4 we highlight the impact of these items on our operating margin.  The following schedule shows the impact on net profit of RDIs arising within operating profit, together with the related tax effect, and also highlights the impact of similar one-off items arising elsewhere in the income statement.  The impact of RDIs on reported Earnings Per Share is given in note 9.

€ million

Third Quarter			Nine Months
2009	2008		2009	2008
		RDIs within operating profit:
(249)	(160)	Restructuring	(610)	(490)
3	1,063	Business disposals	3	1,579
25	(59)	Impairments and other one-off items	25	(64)
(221)	844	Total RDIs within operating profit	(582)	1,025
68	(357)	Tax effect of RDIs within operating profit:	170	(360)
-	-	RDIs arising below operating profit:	(19)	24
(153)	487	Total impact of RDIs on net profit	(431)	689

4 SEGMENTAL ANALYSIS BY GEOGRAPHY

Continuing operations - Third Quarter

€ million	Asia Africa CEE	Americas	Western Europe	Total

Turnover
2008	3,792	3,353	3,282	10,427
2009	3,807	3,218	3,176	10,201
Change	0.4%	(4.0)%	(3.2)%	(2.2)%
Impact of:
Exchange rates	(4.4)%	(2.6)%	(1.8)%	(3.1)%
Acquisitions	0.4%	0.9%	0.6%	0.6%
Disposals	(1.1)%	(6.1)%	(2.2)%	(3.0)%

Underlying sales growth	5.7%	3.9%	0.2%	3.4%
Price	1.3%	0.2%	(2.3)%	(0.2)%
Volume	4.4%	3.8%	2.6%	3.6%

Operating profit
2008	498	1,494	533	2,525
2009	529	498	467	1,494

Operating profit before RDIs
2008	516	521	643	1,680
2009	585	547	583	1,715

Operating margin
2008	13.1%	44.6%	16.2%	24.2%
2009	13.9%	15.5%	14.7%	14.6%

Operating margin before RDIs
2008	13.6%	15.6%	19.6%	16.1%
2009	15.4%	17.0%	18.4%	16.8%

Continuing operations - Nine Months

€ million	Asia Africa CEE	Americas	Western Europe	Total

Turnover
2008	10,814	9,806	9,752	30,372
2009	11,238	9,709	9,217	30,164
Change	3.9%	(1.0)%	(5.5)%	(0.7)%
Impact of:
Exchange rates	(3.1)%	1.0%	(2.5)%	(1.7)%
Acquisitions	0.6%	0.6%	0.4%	0.5%
Disposals	(1.0)%	(7.4)%	(2.3)%	(3.5)%

Underlying sales growth	7.7%	5.2%	(1.2)%	4.1%
Price	5.2%	3.6%	(1.2)%	2.7%
Volume	2.4%	1.5%	0.1%	1.4%

Operating profit
2008	1,334	2,376	1,999	5,709
2009	1,495	1,381	1,172	4,048

Operating profit before RDIs
2008	1,372	1,471	1,841	4,684
2009	1,602	1,524	1,504	4,630

Operating margin
2008	12.3%	24.2%	20.5%	18.8%
2009	13.3%	14.2%	12.7%	13.4%

Operating margin before RDIs
2008	12.7%	15.0%	18.9%	15.4%
2009	14.3%	15.7%	16.3%	15.3%

5 SEGMENTAL ANALYSIS BY PRODUCT AREA

Continuing operations - Third Quarter

€ million	Savoury dressings and spreads	Ice cream and beverages	Personal care	Home care and other	Total

Turnover
2008	3,513	2,166	2,908	1,840	10,427
2009	3,239	2,182	3,029	1,751	10,201
Change	(7.8)%	0.7%	4.2%	(4.8)%	(2.2)%
Impact of:
Exchange rates	(2.9)%	(3.2)%	(2.4)%	(4.3)%	(3.1)%
Acquisitions	0.5%	0.1%	1.4%	0.4%	0.6%
Disposals	(5.4)%	0.0%	0.0%	(6.9)%	(3.0)%
Underlying sales growth	(0.1)%	4.0%	5.2%	6.5%	3.4%

Operating profit
2008	745	363	510	907	2,525
2009	519	317	455	203	1,494

Operating margin
2008	21.2%	16.8%	17.5%	49.3%	24.2%
2009	16.0%	14.5%	15.0%	11.6%	14.6%

Continuing operations - Nine Months

€ million	Savoury dressings and spreads	Ice cream and beverages	Personal care	Home care and other	Total

Turnover
2008	10,372	6,165	8,389	5,446	30,372
2009	9,783	6,314	8,832	5,235	30,164
Change	(5.7)%	2.4%	5.3%	(3.9)%	(0.7)%
Impact of:
Exchange rates	(1.3)%	(2.1)%	(0.6)%	(3.5)%	(1.7)%
Acquisitions	0.3%	0.3%	1.0%	0.5%	0.5%
Disposals	(5.5)%	0.0%	0.0%	(8.8)%	(3.5)%
Underlying sales growth	0.9%	4.3%	4.8%	8.7%	4.1%

Operating profit
2008	2,167	949	1,390	1,203	5,709
2009	1,376	810	1,356	506	4,048

Operating margin
2008	20.9%	15.4%	16.6%	22.1%	18.8%
2009	14.1%	12.8%	15.4%	9.7%	13.4%

6 TAXATION

The tax rate for the nine months was 26.5% compared with 27.9% for 2008. The tax rate is calculated by dividing the tax charge by pre-tax profit excluding the contribution of joint ventures and associates.

Tax effects of components of other comprehensive income were as follows:

€ million	Nine Months 2009			Nine Months 2008
		Tax			Tax
	Before	(charge)/	After	Before	(charge)/	After
	tax	credit	tax	tax	credit	tax

Fair value gains/(losses) on financial instruments net of tax	140	(49)	91	(156)	19	(137)
Actuarial gains/(losses) on pension schemes net of tax	(309)	93	(216)	(243)	35	(208)
Currency retranslation gains/(losses) net of tax	328	–	328	(640)	–	(640)

Other comprehensive income	159	44	203	(1,039)	54	(985)

7 RECONCILIATION OF NET PROFIT TO CASH FLOW FROM OPERATING ACTIVITIES

€ million	Nine Months
	2009	2008

Net profit	2,753	4,096
Taxation	958	1,541
Share of net profit of joint ventures/associates and other income from non-current investments	(119)	(129)
Net finance costs	456	201
Operating profit (continuing and discontinued operations)	4,048	5,709
Depreciation, amortisation and impairment	734	762
Changes in working capital	501	(1,447)
Pensions and similar provisions less payments	(568)	(99)
Restructuring and other provisions less payments	(125)	(126)
Elimination of (profits)/losses on disposals	5	(1,648)
Non-cash charge for share-based compensation	128	85
Other adjustments	45	(30)
Cash flow from operating activities	4,768	3,206

8 NET DEBT

€ million	As at 30 September 2009	As at 31 December 2008	As at 30 September 2008

Total financial liabilities	(10,252)	(11 205)	(10,340)
Financial liabilities due within one year	(1,458)	(4 842)	(4,476)
Financial liabilities due after one year	(8,794)	(6 363)	(5,864)
Cash and cash equivalents as per balance sheet	2,698	2 561	1,295
Cash and cash equivalents as per cash flow statement	2,551	2 360	974
Add bank overdrafts deducted therein	147	201	321
Financial assets	633	632	368
Net debt	(6,921)	(8 012)	(8,677)

On 12 February 2009 we issued a bond comprising two senior notes: (a) US $750 million at 3.65% maturing in 5 years and (b) US $750 million at 4.80% maturing in 10 years. On 19 March 2009 we issued senior notes of £350 million at 4.0% maturing in December 2014.  On 29 May 2009 we redeemed floating rate notes of €750 million. On 11 June 2009 we issued fixed rate notes on the Eurodollar market for US $450 million at 3.125%, maturing in 2013. On 17 June 2009 we issued senior fixed rate notes for £400 million at 4.75%, maturing in 2017.

9  COMBINED EARNINGS PER SHARE

The combined earnings per share calculations are based on the average number of share units representing the combined ordinary shares of NV and PLC in issue during the period, less the average number of shares held as treasury stock.

In calculating diluted earnings per share, a number of adjustments are made to the number of shares, principally the following:
(i) conversion into PLC ordinary shares in the year 2038 of shares in a group company under the arrangements for the variation of the Leverhulme Trust and (ii) the exercise of share options by employees.

Earnings per share for total operations for the nine months were calculated as follows:

	2009	2008

Combined EPS - Basic	Millions of units
Average number of combined share units	2,794.5	2,817.1

	€ million
Net profit attributable to shareholders' equity	2,539	3,891

Combined EPS (Euros)	0.91	1.38

Combined EPS - Diluted	Millions of units
Adjusted average number of combined share units	2,885.6	2,913.5

Combined EPS - diluted (Euros)	0.88	1.34
Impact of RDIs on Earnings Per Share
	€ million
Total impact of RDIs on reported net profit (see note 3)	(431)	689

Impact of RDIs on basic earnings per share (Euros)	(0.15)	0.24

The numbers of shares included in the calculation of earnings per share is an average for the period. During the period the following movements in shares have taken place:

Millions
Number of shares at 31 December 2008 (net of treasury stock)	2,789.1
Net movements in shares under incentive schemes	10.8
Number of shares at 30 September 2009	2,799.9

10  DIVIDENDS

The Boards have declared interim dividends in respect of 2009 at the following rates which are equivalent in value at the rate of exchange applied under the terms of the Equalisation Agreement between the two companies:

Per Unilever N.V. ordinary share:	€ 0.2695 (2008: € 0.2600)
Per Unilever PLC ordinary share:	£ 0.2422 (2008: £ 0.2055)
Per Unilever N.V. New York share:	US$ 0.3950 (2008: US$ 0.3320)
Per Unilever PLC American Depositary Receipt:	US$ 0.3950 (2008: US$ 0.3301)

The interim dividends have been determined in Euros and converted into equivalent Sterling and US Dollar amounts using exchange rates issued by the European Central Bank on 3 November 2009.

The interim dividends will be payable as from 16 December 2009, to shareholders registered at close of business on 20 November 2009.  The shares will go ex-dividend on 18 November 2009.

US dollar checks for the interim dividend will be mailed on 15 December 2009, to holders of record at the close of business on 20 November 2009. In the case of the NV New York shares, Netherlands withholding tax will be deducted.

As agreed at the 2009 Annual General Meetings, Unilever will move to quarterly dividends as per 1 January 2010. This means that, in 2010, four quarterly dividends will be paid in March, June, September and December 2010.

The new quarterly dividend calendar for 2010 will be as follows:

	Announcement Date	Ex-Dividend Date	Record Date	Payment Date
Calendar Year 2010
Quarterly dividend - for Q4 2009	4 February 2010	10 February 2010	12 February 2010	17 March 2010
Quarterly dividend - for Q1 2010	29 April 2010 *	12 May 2010	14 May 2010	16 June 2010
Quarterly dividend - for Q2 2010	5 August 2010	11 August 2010	13 August 2010	15 September 2010
Quarterly dividend - for Q3 2010	4 November 2010	10 November 2010	12 November 2010	15 December 2010

* brought forward from previously advised date of 6 May 2010.

11  ACQUISITIONS AND DISPOSALS

On 2 April 2009 we announced the completion of our purchase of the global TIGI professional hair product business and its supporting advanced education academies.  TIGI's major brands include Bed Head, Catwalk and S-Factor. Turnover of the business worldwide in 2008 was around US $250 million.

On 23 June 2009 we announced that we had increased our holding in our business in Vietnam to 100%, following an agreement with Vinachem who previously owned 33.3% of the business.

On 3 July 2009 we completed the acquisition of Baltimor Holding ZAO's sauces business in Russia. The acquisition includes ketchup, mayonnaise and tomato paste business under the Baltimor, Pomo d'Oro and Vostochniy Gourmand brands - accounting for turnover of around €70 million - and a production facility at Kolpino, near St Petersburg.

On 3 September 2009 we announced the sale of our oil palm plantation business in the Democratic Republic of Congo to Feronia Inc, for an undisclosed sum.

On 25 September 2009 we announced a binding offer to acquire the personal care business of the Sara Lee Corporation for €1.275 billion in cash. The Sara Lee brands involved include Sanex, Radox and Duschdas, and generated annual sales in excess of €750 million in the year ending June 2009. The transaction is subject to regulatory approval and consultation with European Works Councils, and is expected to be completed during the first half of 2010.

On 7 October 2009 we announced the sale of our equity interest in JohnsonDiversey.  Unilever will receive US $158 million in cash together with US $250 million in senior notes, payable in cash or in kind. At the same time JohnsonDiversey have announced that Clayton, Dubillier & Rice, Inc (CD&R) are to take a 46 per cent equity interest as part of a broader recapitalisation transaction. The transaction is conditional on JohnsonDiversey and CD&R completing debt financing and receiving regulatory approvals, and is expected to close before the year end.

12  EVENTS AFTER THE BALANCE SHEET DATE

There were no material post balance sheet events other than those mentioned elsewhere in this report.